[redacted]

SECURIT ION

13012322

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68222

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Kent Capital, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7501 Tillman Hill Road
(No. and Street)

Colleyville	Texas	76034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan P. Healey, CPA — (682) 738-8011
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paritz & Company, P.A.
(Name - if individual, state last, first, middle name)

15 Warren Street, Suite 25	Hackensack	New Jersey	07601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KENT CAPITAL, INC

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012 and 2011

KENT CAPITAL, INC

Table of Contents

This report contains (check all applicable boxes):

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

Board of Directors
Kent Capital, Inc
Colleyville, Texas

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Kent Capital, Inc. (the Company) as of December 31, 2012, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kent Capital, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I is fairly stated in all material respects in relation to the financial statements as a whole.

Paritz & Company, P.A.

Paritz & Company, P.A.
Hackensack, New Jersey
February 19, 2013

KENT CAPITAL, INC
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2012	2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 266,751	$ 292,773
Prepaid expenses and other current assets	3,349	3,253
Total assets	$ 270,100	$ 296,026
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued expenses	$ 325	
Stockholders' equity:		
Common stock, $.02 par value;		
1,000,000 shares authorized; 3,500 shares issued and outstanding	70	70
Additional paid-in capital	349,930	349,930
Accumulated deficit	(80,225)	(53,974)
Total stockholders' equity	269,775	296,026
Total liabilities and stockholders' equity	$ 270,100	$ 296,026

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2012 and 2011

	Period Ended December 31,	
	2012	2011
Revenues	$ -	$ -
Expenses:		
General and administrative	2,531	3,616
Audit Fees	3,500	3,500
Consulting Fees	13,000	12,450
FINRA and State registration and expenses	7,220	2,855
Total expenses	26,251	22,421
Net loss	$ (26,251)	$ (22,421)

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2012 and 2011

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Accumulated Deficit	Total
Balance December 31, 2010	3,500	$ 70	$ 349,930	$ (31,553)	318,447
Net loss				(22,421)	(22,421)
Balance December 31, 2011	3,500	70	349,930	(53,974)	296,026
Net loss				(26,251)	(26,251)
Balance December 31, 2012	3,500	$ 70	$ 349,930	$ (80,225)	$ 269,775

See accompanying notes to financial statements.

KENT CAPITAL, INC
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012 and 2011

	Period Ended December 31,	
	2012	2011
Cash flows from operating activities:		
Net loss	$ (26,251)	$ (22,421)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Change in prepaid expenses and other current assets	(96)	909
Change in accounts payable and accrued expenses	325	(519)
Net cash used in operating activities	(26,022)	(22,031)
Net increase in cash and cash equivalents	(26,022)	(22,031)
Cash and cash equivalents at beginning of period	292,773	314,804
Cash and cash equivalents at end of period	$ 266,751	$ 292,773

See accompanying notes to financial statements.

Note 1 Business

Kent Capital, Inc. ("Kent Capital" or the "Company") is a wholly owned subsidiary of Kent International Holdings, Inc. ("Kent International") and was incorporated in Nevada on March 20, 2009. Kent International is a wholly owned subsidiary of Kent Financial Services, Inc., a publicly traded company (stock symbol "KENT.PK").

The Company is a licensed securities broker-dealer in Texas and New Jersey and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). FINRA approved Kent Capital to operate under two business lines; Private Placements and Real Estate Syndication. The Company does not maintain customer accounts nor does it currently have any clearing arrangement.

To generate revenue Kent Capital may raise capital through private placements from accredited and institutional investors for investments in real estate and real estate related projects. These projects could include foreclosure properties, land (both finished and unfinished lots), partially finished commercial or residential projects, farmland or timberland, medical properties, commercial office properties, student housing properties, multi-family properties, and energy efficiency, cogeneration, solar or wind projects. Kent Capital would market these opportunities only to accredited investors who might be high net worth individuals or institutions and would be compensated by the issuer of the securities.

Real Estate Syndication may be a derivative of Kent Capital's real estate related private placement business as we may at times acquire a property or project prior to seeking investor interest. In most cases, Kent Capital would then act as the sponsor of the syndicate and sell limited partnership interests in the property or project while remaining the general partner. In other cases, the Company may decide to hold the property for future resale.

Kent Capital has also requested approval from FRINA to add two additional business lines; Mergers and Acquisitions Advisory (OTH) and Investment Advisory Services (IAD).

On September 21, 2012, the State of Texas approved Kent Capital to operate as a Registered Investment Advisor wherein we would manage investment portfolios for a fee. The Company cannot begin utilizing this registration until it receives approval from FINRA.

Note 2 Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America under the FASB Accounting Standards Codification (ASC).

The Company intends to act as placement agent for real estate programs. The Company will record these placement fees as revenues only after the individual transactions are completed and closed.

Cash, Cash Equivalents and Investments

The Company considers as cash equivalents all short-term investments with an original maturity of three months or less, which are highly liquid and are readily exchangeable for cash at amounts equal to their stated value.

All securities are presented at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements as defined in accounting standards consists of three hierarchical levels that directly relate to the amount of subjectivity associated with the determination of fair value:

> Level 1 – Quoted prices are available in active markets for identical investments as of the measurement date.
>
> Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date and fair value is determined through the use of models or other valuation methodologies.
>
> Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into determination of fair value require significant management judgment or estimation.

The Company only uses "Level 1" inputs to value its securities, which is the least subjective method.

Property and Equipment

The Company records all fixed assets at cost. Depreciation of equipment is computed using the straight-line method over the estimated useful lives, generally two to seven years.

Income taxes

The Company's results from operations will be included in Kent International's Federal, state and local tax returns, which are filed on a consolidated basis. It is Kent International's policy to allocate a provision for taxes to the Company based on the tax that would have been determined on a separate tax return basis. Benefits to the extent available in the consolidated group are credited to the Company on a pro-rata basis.

The provision for income taxes may be different from that which would be obtained by applying the statutory Federal income tax rate to the income before income taxes due to state and local taxes.

No provision for income taxes has been made for the years ended December 31, 2012 and 2011 due to the company providing a full valuation allowance of the losses sustained for the periods.

The Company has a deferred tax asset of approximately $28,079 at December 31, 2012 resulting from available net operating loss carry forwards for, which a full valuation allowance has been provided.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the assessment, management has established a full valuation allowance against the deferred tax assets because it is more likely than not that the deferred tax assets will not be realized.

As of December 31, 2012, the Company had approximately $80,225 of net operating loss carryforwards ("NOL") for income tax purposes available to offset future federal income tax.

ASC Topic 740.10.30 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740.10.40 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We have no material uncertain tax positions for any of the reporting periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Substantially all assets and liabilities are stated at fair value or at amounts which approximate fair value.

Subsequent Events

Subsequent events were evaluated as of the day the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Note 3 Minimum Net Capital

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and its ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2012, the Company had net capital of $266,426 which was $261,426 in excess of the required minimum. The Company's ratio of aggregate indebtedness to net capital was 0.12%.

The Company is exempt from the customer protection provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(ii) of the Rule.

Schedule 1

KENT CAPITAL, INC
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS
AND NET CAPITAL PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2012

Total stockholders' equity from statement of financial condition	$ 269,775
Subtract:	
Prepaid Expenses and other current assets	(3,349)
Net capital	266,426
Minimum net capital required (Pursuant to Rule 15c3-1(a)(4)	5,000
Excess net capital	$ 261,426
Excess net capital at 120%	$ 260,426
Ratio of aggregate indebtedness to net capital	0.12%

Statement Pursuant to Paragraph (d)-(4) of Rule 17a-5

There were no differences between this computation of net capital and the corresponding computation prepared by Kent Capital, Inc.

AFFIRMATION

I, Bryan P. Healey affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Kent Capital, Inc as of December 31, 2012 and for the fiscal period then ended, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan P. Healey, CPA
President

Date: 2/20/2013

Sworn to and subscribed before me

this 20th day of Feb, 2013

MEHERUNNESSA ZAMAN
Notary Public
STATE OF TEXAS
My Comm. Exp. 04-26-2016

Meherunnessa Zaman
Notary Public

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In planning and performing our audit of the financial statements and supplementary information of Kent Capital, Inc (the "Company") for the year ended December 31, 2012, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we studied the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of management, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company P.A.

Hackensack, New Jersey
February 19, 2013

Paritz & Company, P.A.
certified public accountants

15 Warren Street, Suite 25
Hackensack, New Jersey 07601
(201) 342-7753
Fax:(201) 342-7598
www.paritz.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Kent Capital, Inc
Colleyville, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation - Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2012 to December 31, 2012, which were agreed to by Kent Capital, Inc and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating Kent Capital, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Kent Capital, Inc's management is responsible for Kent Capital, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Paritz & Company P.A.

Hackensack, New Jersey
February 19, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068222 FINRA DEC
KENT CAPITAL INC 18*18
7501 TILLMAN HILL RD
COLLEYVILLE TX 76034-6929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$______
B. Less payment made with SIPC-6 filed (**exclude interest**) 07/25/2010 Date Paid		(150.00)
C. Less prior overpayment applied		(______)
D. Assessment balance due or (overpayment)		(150.00)
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		______
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150.00)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$______	
H. Overpayment carried forward	$(150.00)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kent Capitol, Inc.
(Name of Corporation, Partnership or other organization)

____
(Authorized Signature)

Dated the 9th day of January, 2013.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ -0-
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ -0-
2e. General Assessment @ .0025	$ -0- (to page 1, line 2.A.)